Exhibit 99.5

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to (i) the inclusion in Cenovus Energy Inc.’s Annual Report on Form 40-F for the year ended December 31, 2010; and (ii) the incorporation by reference in Cenovus Energy Inc.’s Registration Statements on Form S-8 (File No. 333-163397), Form F-3 (File No. 333-166419), and Form F-9 (File No. 333-167876) of our audit report dated February 18, 2011, relating to Cenovus Energy Inc.’s Consolidated Financial Statements as of December 31, 2010 and December 31, 2009, and for each of the years in the three year period ended December 31, 2010 and the effectiveness of internal control over financial reporting of Cenovus Energy Inc. as of December 31, 2010.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

February 25, 2011